SUPERIOR Diamonds Inc.

PO Box 10102, Suite 1650
701 West Georgia Street
Vancouver, BC, Canada V7Y 1C6
t 604 806 0667 f 604 688 5175

1988 Kingsway, Unit G
Sudbury, ON, Canada P3B 4J8
t 705 525 0992 f 705 525 7701
info@superiordiamonds.ca
www.superiordiamonds.ca

04024888

BY MAIL

RECEIVED
MAY 0 4 2004

May 3, 2004

US Securities and Exchange Commission
Office of the International Corporate Finance
Mail Stop 3-2
450 Fifth Street NW
Judiciary Plaza
Washington, DC 20549
USA

SUPPL

Dear Sirs:

Re: Superior Diamonds Inc. (the "Company") - File 82-34752

Enclosed please find the Company's documents disseminated during the month of April 2004.

Should you have any questions or concerns please do not hesitate to contact me.

Yours truly,

Superior Diamonds Inc.

Susy H. Horna

Susy H. Horna
Corporate Secretary

PROCESSED
MAY 10 2004
THOMSON FINANCIAL

dlw 5/6

82-34752

SUPERIOR Diamonds Inc.

PO Box 10102, Suite 1650
701 West Georgia Street
Vancouver, BC, Canada V7Y 1C6
t 604 806 0667 f 604 688 5175

1988 Kingsway, Unit G
Sudbury, ON, Canada P3B 4J8
t 705 525 0992 f 705 525 7701
info@superiordiamonds.ca
www.superiordiamonds.ca

News *Release*

SUPERIOR DIAMONDS INITIATES FIRST PHASE DRILLING PROGRAM TO TEST MAGNETIC TARGETS – TEMISCAMINGUE PROJECT, QUÉBEC

April 28, 2004

Vancouver, BC – **Superior Diamonds Inc. (SUP-TSXV)** is pleased to announce that the first phase drilling program to test airborne magnetic targets is anticipated to start in the next two weeks on the Temiscamingue Project located in southwestern Québec. Within the Temiscamingue area, Superior owns 100% of 12,306 hectares of claims and has the diamond rights subject to a royalty agreement with Aurora Platinum Corp. on a further 56,490 hectares of claims.

In 2003, Superior completed a regional glacial overburden sampling program for kimberlite indicator minerals within specific target areas that had been defined from available geophysical-geological information. Over 250 samples were collected and thousands of kimberlite indicator minerals were recovered. A large population of the kimberlite mineral grains contained preserved reaction rims demonstrating that down ice movement of the grains from source material was limited. About six percent of the pyrope garnet grains recovered contain chemistries within the diamond stability field suggesting that some of the source rocks will be diamondiferous.

Subsequent to the sampling program, a detailed helicopter magnetic survey was flown at 100 metre line spacing to cover all interpreted source areas. A total of 6,000 line kilometres were flown and interpretation of the data was conducted by in-house and independent geophysicists. Twenty priority circular magnetic targets have been chosen for the initial drilling phase although numerous lower priority targets have been identified which will be tested using a smaller mobile drill rig during the summer field season.

For more information on the Project, visit our website at www.superiordiamonds.ca. The Project is being supervised by Thomas F. Morris PhD (P.Geo), the Qualified Person for this project.

Superior is exploring a large area of northern Ontario using proprietary magnetic data and has a large land position acquired on the basis of kimberlite indicator mineral sampling and close spaced airborne magnetic surveys. In addition, Superior has properties in the Superior Craton area of Ontario and Québec, which are operated both independently and in joint venture with Inco Limited, Majescor Resources Inc. and Navigator Exploration Corp. Superior Diamonds Inc. is owned 26.0% by Aurora Platinum Corp. and 15.2% by Southwestern Resources Corp.

...more

Some of the statements in this news release contain forward-looking information, which involves inherent risk and uncertainty affecting the business of the Company. Actual results may differ materially from those currently anticipated in such statements.

-30-

For more information, please contact:

John G. Paterson, President
Thomas W. Beattie, Director
Superior Diamonds Inc.
PO Box 10102
#1650 - 701 West Georgia Street
Vancouver BC V7Y 1C6, Canada
Tel. (604) 806-0667 - Fax (604) 688-5175
e-mail: info@superiordiamonds.ca
www.superiordiamonds.ca

Thomas F. Morris, VP, Exploration
Superior Diamonds Inc.
1988 Kingsway, Unit G
Sudbury, ON P3B 4J8, Canada
Tel. (705) 525-0992 - Fax (705) 525-7701

SUPERIOR *Diamonds Inc.*

PO Box 10102, Suite 1650
701 West Georgia Street
Vancouver, BC, Canada V7Y 1C6
t 604 806 0667 f 604 688 5175

1988 Kingsway, Unit G
Sudbury, ON, Canada P3B 4J8
t 705 525 0992 f 705 525 7701
info@superiordiamonds.ca
www.superiordiamonds.ca

News *Release*

EXTENSION OF TERM OF WARRANTS APPROVED

April 5, 2004

Vancouver, BC - **Superior Diamonds Inc. (SUP-TSXV)** announced today that the TSX Venture Exchange has consented to a one-year extension in the expiry date of the following Share Purchase Warrants:

Warrant Series	Date Issued	No. Warrants Outstanding(1)	Exercise Price (1)	Original Expiry Date	New Expiry Date
G-CNB(1)	April 9, 2003	140,625	$1.20	April 9, 2004	April 9, 2005

(1) post arrangement and consolidation.

Superior Diamonds is exploring a large area of northern Ontario using proprietary magnetic data and has a large land position acquired on the basis of kimberlite indicator mineral sampling and close spaced airborne magnetic surveys. In addition, Superior Diamonds has acquired properties in the Superior Craton area of Ontario and Québec, which are operated both independently and in joint venture with Inco Limited, Majescor Resources Inc. and Navigator Exploration Corp. Superior Diamonds Inc. is owned 26% by Aurora Platinum Corp. and 15.2% by Southwestern Resources Corp.

- 30 -

For more information, please contact:
John G. Paterson, President
Thomas W. Beattie, Director
Superior Diamonds Inc.
PO Box 10102, Suite 1650
701 West Georgia Street
Vancouver, BC V7Y 1C6, Canada
Tel. (604) 806-0667/Fax (604) 688-5175
e-mail: info@superiordiamonds.ca
www.superiordiamonds.ca

SUPERIOR DIAMONDS INC.

Proxy Solicited by Management of the Company for the Annual and Special Meeting of Shareholders to be held on Thursday June 3, 2004

The undersigned registered shareholder of Superior Diamonds Inc. (the "Company") hereby appoints **John G. Paterson**, or failing him **Thomas W. Beattie**, or instead of either of them, ______________________ as proxyholder of the undersigned with power of substitution to attend, act and vote in respect to all shares registered in the name of the undersigned at the Annual and Special Meeting of Shareholders of the Company to be held on **Thursday June 3, 2004** and at any adjournments thereof (the "Meeting"), in the same manner, to the same extent and with the same powers as if the undersigned were personally present.

If this proxy is not dated in the space provided below, it will be deemed to bear the date on which it was mailed by the Company.

To be effective, this proxy must be received by mail or by fax no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting, by Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, Facsimile within North America: 1-866-249-7775 - outside North America: (416) 263-9524

PLEASE DATE THIS PROXY AND SIGN AS YOUR NAME APPEARS HEREON

______________ Date

______________________ Signature of Registered Shareholder

SEE IMPORTANT INFORMATION ON THE REVERSE

Management favours a VOTE FOR items 1, 2, 3 and 4. Without limiting the generality of the foregoing, such proxyholder is directed to vote on the following resolutions as specified herein:

1. Fix the number of directors at five.
   ☐ **VOTE FOR** ☐ **VOTE AGAINST**

2. Election of five Directors:

Alan C. Moon	☐ **VOTE FOR**	☐ **WITHHOLD AUTHORITY**
John G. Paterson	☐ **VOTE FOR**	☐ **WITHHOLD AUTHORITY**
K. Wayne Livingstone	☐ **VOTE FOR**	☐ **WITHHOLD AUTHORITY**
Thomas W. Beattie	☐ **VOTE FOR**	☐ **WITHHOLD AUTHORITY**
Murray A. Gordon	☐ **VOTE FOR**	☐ **WITHHOLD AUTHORITY**

3. Appointment of Deloitte & Touche LLP as auditors.
   ☐ **VOTE FOR** ☐ **WITHHOLD AUTHORITY**

4. Authorize by special resolution the Continuation of the Company into British Columbia and adoption of new Charter Documents.
   ☐ **VOTE FOR** ☐ **VOTE AGAINST**

5. In the proxyholder's sole discretion upon such other business as may properly come before the Meeting.

82-34752

INFORMATION REGARDING THE PROXY

1. **A shareholder has the right to appoint a person (who need not be a shareholder) to represent him or her at the Meeting other than the Management nominees.** A shareholder desiring to appoint some other person to represent him or her at the Meeting may do so either by inserting such person's name in the space provided and striking out the names of the Management nominees or by completing another form of proxy which is acceptable to the Chairman of the Meeting.

2. **This form of proxy must be executed by the shareholder** or his or her attorney duly authorized in writing, or if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and **if executed by an attorney, officer, or other duly appointed representative,** the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the proxy. Signature should correspond with the name imprinted hereon. Where two or more persons are named, all must sign.

3. **Unless directed therein to the contrary, the proxyholder will vote FOR** each of the matters referred to herein and identified in the Information Circular as intended to be acted upon. The Information Circular furnished in connection with this proxy contains more details on the business to be transacted at the Meeting.

4. **This form of proxy is discretionary** and confers authority to vote on any amendment to or variation of matters identified in the Notice of Meeting, in accordance with the best judgement of the person voting the proxy at the Meeting.

5. A shareholder that has deposited a proxy may attend the Meeting and vote in person if such shareholder records his or her attendance with the scrutineers before the commencement of the Meeting and revokes in writing his or her prior votes.

6. The Chairman of the Meeting has the discretion to accept proxies filed less than 48 hours before the commencement of the Meeting.